Skadden, Arps, Slate, Meagher & Flom llp

A Delaware Limited Liability Partnership

世達國際律師事務所

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DIRECT DIAL (86-21) 6193-8225 DIRECT FAX (86-21) 6193-8325 EMAIL ADDRESS yuting.wu@skadden.com	TEL: (86-21) 6193-8200 FAX: (86-21) 6193-8299 www.skadden.com December 13, 2024

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Mr. Brian Soares Ms. Christina Chalk Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
RE:	BEST Inc.
Schedule 13E-3/A filed on November 22, 2024
File No. 005-90115

Dear Mr. Soares and Ms. Chalk:

On behalf of BEST Inc. (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 2, 2024 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-90115 (the “Schedule 13E-3/A”) filed on November 22, 2024 by the Company and other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons and certain other relevant persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the updated proxy statement (the “Updated Proxy Statement”) attached as Exhibit (a)-(1) to the Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Securities and Exchange Commission
December 13, 2024

The Amendment No. 2 incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 2 indicating changes against the Schedule 13E-3/A filed on November 22, 2024 is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment No. 2.

We represent the special committee of the board of directors of the Company. To the extent any changes made in the Amendment No. 2 relate to information concerning any person other than the Company, such changes are included in this letter based on information provided to the Company by such other persons or their respective representatives.

Certain Financial Projections, page 39

1.	We note your response to prior comment 9 and reissue the comment. Please revise the assumptions listed at the bottom of page 40 to include the Company no longer incurring the costs associated with being a publicly-listed company, as disclosed on page 44.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the Management Projections on page 40 included the costs associated with being a publicly-listed company, but Kroll excluded such costs (as provided by the management of the Company) in its discounted cash flow analysis because such costs would likely be eliminated as a result of the Merger. In response to the Staff’s comment, the Schedule 13E-3/A has been revised. Please refer to page 44 of the Updated Proxy Statement.

Opinion of the Special Committee's Financial Advisor, page 41

2.	We note your response to prior comment 13 and reissue the last sentence of that comment. Please clarify whether the assumptions added in response to that comment are included in the assumptions disclosed on page 40 or in the second set of bullet points on page 42 of the revised proxy statement, or are additional assumptions underlying the Management Projections that would assist security holders in evaluating Kroll's fairness opinion and analyses.

In response to the Staff’s comment, the Schedule 13E-3/A has been revised. Please refer to pages 40 and 42 of the Updated Proxy Statement.

Securities and Exchange Commission
December 13, 2024

3.	We note your response to prior comment 14 and reissue the comment. The revised disclosure on page 43 continues to suggest that security holders may not rely on Kroll's opinion. Please revise to remove that language. Alternatively, please provide us with the legal basis for your belief that security holders cannot rely on Kroll's opinion to bring actions under Cayman law, including a description of any Cayman law authority on such a defense.

In response to the Staff’s comment, Kroll has advised the Company that its engagement letter with the Special Committee does not create any contractual relationship between Kroll and the shareholders of the Company. See Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008) in which the 7th Circuit dismissed state law claims by target shareholders against the target company’s financial advisor arising out of the inclusion of a fairness opinion in a merger proxy statement holding that, under the terms of the financial advisor’s engagement letter, no contractual or extra-contractual duties to stockholders arose. The court there stated that “…we see no way that the Shareholders can show that their relationship with Morgan Stanley possessed the ‘special circumstances’ necessary to give rise to an extra-contractual fiduciary duty.... The exhibits leave no doubt that Morgan Stanley did not accept any such responsibility, and so no fiduciary duty toward the Shareholders ever arose. The engagement letter, which defines the advising relationship, explicitly noted that Morgan Stanley was working only for the corporation... The fairness opinion also disclaimed a duty to the Shareholders... Thus, Morgan Stanley never owed any contractual nor extra-contractual duty to the Shareholders.” We respectfully note that Kroll’ engagement letter with the Special Committee contains similar provisions expressly providing that Kroll and the Special Committee did not intend to create any fiduciary relationship between the shareholders of the Company and Kroll.

Kroll has also advised the Company that although certain U.S. state courts applying U.S. law have posited that the fiduciary relationship between a special committee of a U.S. corporation and its shareholders under state corporate law may establish privity between the shareholders and any persons in contractual privity with the special committee,1 Kroll believes that such legal authority is not applicable in the present case. The Company is organized under the laws of the Cayman Islands and the relationship of the Special Committee and the Company and its shareholders is governed by Cayman Islands law. Kroll is advised by its Cayman Islands attorneys that under the laws of the Cayman Islands there does not appear to be any similar doctrine to “extra-contractual fiduciary duty” and no such fiduciary relationship therefore arises between Kroll and the Company’s shareholders as a result of Kroll’ rendering of a fairness opinion to the Special Committee in this transaction.

1 See Schneider v. Lazard Freres & Co., 159 A.D.2d 291 (N.Y. App. Div. 1990).

Securities and Exchange Commission
December 13, 2024

Kroll is advised by its Cayman Islands attorneys as follows:

(1)	Cayman Islands common law, including the doctrine of stare decisis (or precedent), is applied by the Cayman Islands courts. If there are no binding Cayman Islands decisions, decisions from English courts and those of other English common law jurisdictions are persuasive. However, Cayman Islands courts are bound by the decisions of the Privy Council, London, sitting on an appeal from a Cayman Islands decision.

(2)	They are not aware of any precedent in Cayman Islands law which has ruled that a financial advisor, as a counterparty to a contract with a special committee of a company, owes any duties, including contractual, tortious (see below) and/or fiduciary, to the shareholders of such company, such that a cause of action could be pursued directly by such shareholders against the financial advisor. A claim in contract requires for there to be privity of contract such that non-parties to the contract have no right to bring a contract claim (In The Matter Of Omni Securities Limited (No. 3) [1998 CILR 275])

(3)	If faced with a claim by a shareholder that the financial advisor to a special committee of the board of a Cayman Islands’ company owed fiduciary duties to the shareholders of such company, the Cayman Islands court would likely strike out the claim. As a matter of Cayman Islands law, a third party, such as a financial advisor to the company, does not owe fiduciary duties to either to the company (for which the duty is typically contractual) nor to the shareholders (of which there is no fiduciary duty at all). A claimant shareholder would therefore have no standing to bring the claim. A chose in action (a claim) belonging to a company, for example as a counterparty to a contract with a financial advisor, for breach of contract and/or a tort, can only be brought in a court of law by the company itself. A shareholder has no right to seek to vindicate the company’s cause of action: Foss v Harbottle (1843) 2 Hare 461.

(4)	The categories of fiduciary relationship in Cayman Islands law are not closed (English v Dedham Vale Properties [1978] 1 W.L.R. 93 at 110) and common categories include: trustee and beneficiary; agents and principals; solicitors and clients; promoters and the company they are promoting; partners to each other; guardians to their wards; receivers on whose behalf s/he act; directors and companies etc. (para 7-004, Snell’s Equity, 33rd edition, Sweet & Maxell). There is, however, growing judicial support for the view that: “a fiduciary is someone who has undertaken to act for or on behalf of another in a particular matter in circumstances which give rise to a relationship of trust and confidence” (Bristol & West Building Society v Mothew [1998] Ch. 1 at 18). It seems unlikely that a financial advisor to the special committee of the board of a company could have a relationship of trust and confidence with the shareholders of the company therein.

Securities and Exchange Commission
December 13, 2024

(5)	In the Supreme Court of the United Kingdom case of Sevilleja v Marex Financial Ltd [2020] UKSC 31 it was held that shareholders are barred from bringing claims which seek to recover a sum equal to the diminution in the market value of its shares, or equal to the likely diminution in dividend, due to a rule of law known as “reflective loss” such that when a shareholder acquires a share he accepts the fact that the value of his investment follows the fortunes of the company and that he can only exercise his influence over the fortunes of the company by the exercise of his voting rights in general meetings. The rule was established by the decision of the Court of Appeal in Prudential Assurance Co Ltd v Newman Industries Ltd (No 2) [1982] Ch 204 at 224 and the decision of the House of Lords in Johnson v Gore Wood & Co [2002] 2 AC 1 which precludes recovery of loss, where the ‘loss’ is merely a reflection of the loss suffered by the company. Equally therefore, shareholders would be barred from bringing such “reflective loss” claims against the company’s third party financial advisor.

(6)	The exception to the reflective loss rule is that shareholders may be able to bring a derivative action on behalf of a company against a third party financial advisor to the company if it can be shown that those in control of the company (i.e., the board of directors) do not want to pursue a valid claim on the company’s behalf (Prudential Assurance Co Ltd v Newman Industries Ltd (No 2) [1982] Ch 204 at 211). The claim would still belong to the company, who would be the named plaintiff, and not the shareholders, however.

(7)	A shareholder could bring a claim against a financial advisor wrongdoer in respect of a breach of duty owed in tort, for damages that are personal losses, so long as these do not include “diminution in the market value of its shares, or equal to the likely diminution in dividend” (i.e., reflective loss) (Johnson v Gore Wood & Co [2002] 2 AC 1 61C to 62D). A non-reflective loss tort may be actionable if a legal duty of care exists based on a tripartite test: harm must be reasonably foreseeable as a result of the defendant's conduct; the parties must be in a relationship of proximity; and it must be fair, just and reasonable to impose liability (Caparo Industries PLC v Dickman [1990] UKHL 2 and In The Matter Of Omni Securities Limited (No. 3) [1998 CILR 275]). They are not aware of any Cayman Islands case where a non-reflective loss claim in tort has been brought by the shareholders against the financial advisor to the company.

Securities and Exchange Commission
December 13, 2024

Summary of Discounted Cash Flow Analysis and Selected Public Companies and M&A Transactions Analyses, page 48

4.	Refer to prior comment 10 and your response. We are unclear what you mean by the statement that Kroll "did not select valuation multiples based on the selected public companies analysis and the selected M&A transactions analysis." If Kroll generated such values, please include them in this section. You may additionally include explanatory language regarding the fact that Kroll did not rely on such figures, with an accompanying explanation. If Kroll did not generate such values, explain why not in the revised disclosure document.

In response to the Staff’s comment, Kroll did not generate such values and the Schedule 13E-3/A has been revised to further elaborate the reasons. Please refer to page 46 of the Updated Proxy Statement.

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If you have any questions regarding the foregoing or wish to discuss any aspect of the Amendment No. 2, please contact the undersigned by phone at (8621) 6193-8225 or by e-mail at yuting.wu@skadden.com.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

Enclosures

cc:	Mr. Ying Wu Mr. Wenbiao Li Mr. Klaus Anker Petersen BEST Inc. Mark Lehmkuhler, Esq. Fangda Partners